EXHIBIT 99.2

Execution Version

SECOND AMENDMENT TO
LOAN AND SECURITY AGREEMENT

THIS SECOND AMENDMENT TO LOAN AND SECURITY AGREEMENT (this “Agreement”) is made this 17th day of February, 2019, by and between MOTIF BIOSCIENCES INC., a Delaware corporation (“Borrower”) and HERCULES CAPITAL, INC., a Maryland corporation, in its capacity as administrative agent and collateral agent for itself and the Lender (in such capacity, the “Agent”). Capitalized terms used herein without definition shall have the meanings given to them in the Loan Agreement (as defined below).

RECITALS

A.              Borrower, Agent and Lender are parties to that certain Loan and Security Agreement dated as of November 14, 2017, as amended by the First Amendment to Loan and Security Agreement dated as of January 31, 2018, by and among, the Borrower, Lender and Agent (as the same may be amended, restated or otherwise modified from time to time, the “Loan Agreement”).

B.              The Agent sent Borrower a notice letter dated February 14, 2019 and an additional notice letter dated February 15, 2019 (collectively, the “Notice Letters”).

C.              The parties desire to amend certain terms and provisions of the Loan Agreement as set forth herein.

NOW, THEREFORE, in consideration of foregoing premises and intending to be legally bound hereby, the parties hereto agree as follows:

TERMS

1.              CONFIRMATION OF RECITALS. Borrower hereby ratifies, confirms and acknowledges that the statements contained in the foregoing recitals are true and complete in all respects and that the Loan Agreement and all of the other Loan Documents are valid, binding and in full force and effect as of the date hereof and fully enforceable against Borrower and its assets in accordance with the terms thereof.

2.              GENERAL ACKNOWLEDGEMENTS. Borrower hereby acknowledges and agrees as follows:

(a)              As of the date hereof, the Secured Obligations are owing to Lender in accordance with the terms of the Loan Documents including, without limitation, an aggregate principal amount of $14,599,097.11 owing under the Term Loan, plus accrued interest of $66,912.53 thereon as of February 16, 2019, and all fees, costs and charges in connection therewith and as provided for in the Loan Agreement, which shall not exceed Thirty Thousand Dollars ($30,000);

(b)              Neither this Agreement nor any other agreement entered into in connection herewith or pursuant to the terms hereof shall be deemed or construed to be a compromise, satisfaction, reinstatement, accord and satisfaction, novation or release of any of the Loan Documents or any rights or obligations thereunder, or a waiver by Lender or Agent of any of its rights under the Loan Documents or at law or in equity;

(c)             The obligations of Borrower with respect to the Loan Documents are and shall remain in full force and effect;

(d)              All liens, security interests, rights and remedies granted to Agent in the Loan Documents are hereby renewed, confirmed and continued, and shall also secure the performance by Borrower of its obligations hereunder; and

(e)              Borrower acknowledges and agrees that it does not have any defense, set- off, counterclaim or challenge against the payment of any sums owing under the Loan Documents, or the enforcement of any of the terms or conditions thereof.

3.              COVENANTS.

(a)              As soon as possible after the date hereof, Borrower shall make a prepayment of the outstanding principal balance of the Term Loan in the amount of Seven Million Dollars ($7,000,000), together with all of Agent’s and Lender’s reasonable fees and expenses incurred through the date hereof. Borrower agrees that such payments may be made by Agent delivering instructions to Wells Fargo Bank, National Association (“Wells Fargo”) to make such payments from the Collateral Accounts listed on Exhibit E to the Loan Agreement and defined in the Deposit Account Control Agreement among Wells Fargo and the parties hereto (the “Wells Fargo Accounts”);

(b)              Upon receipt of the payment set forth in Section 3(a) above, Agent shall immediately take such actions as necessary to remove its control over the funds in the Wells Fargo Accounts, including wiring funds to another deposit account of Borrower at Wells Fargo at Borrower’s direction, provided such deposit account is subject to the existing Deposit Account Control Agreement as amended; and

(c)              By no later than the earlier of (x) May 18, 2019, or (y) the date, if any, that Borrower receives aggregate gross proceeds of at least Two Million Dollars ($2,000,000) from and after the date hereof from one or more sales of its Equity Interests or Subordinated Indebtedness, Borrower shall make an additional prepayment of the outstanding principal balance of the Term Loan in the amount of Five Hundred Thousand Dollars ($500,000), which prepayment shall be in addition to the amounts paid pursuant to Section 3(a) above.

4.             AMENDMENT. The Loan Agreement is hereby amended as follows:

(a)              The definition of “Amortization Date” is hereby amended by deleting such definition in its entirety and inserting the following in replacement thereof:

““Amortization Date” means June 1, 2019; provided however, that if all of the Second Interest Only Extension Conditions are satisfied on or prior to May 1, 2019, the “Amortization Date” shall be August 1, 2019.”

(b)              The definition of “Change in Control” is hereby amended by adding the following immediately after the last sentence thereof:

“For purposes of clarification, any sale or exchange of outstanding shares of Holdings (or similar transaction or series of related transactions) conducted solely for the capital fundraising purposes of Borrower or its Subsidiaries shall not be deemed a Change in Control notwithstanding whether the holders of Holdings’ outstanding shares immediately before the consummation of such transaction or series of related transactions do not, immediately after the consummation of such transaction or series of related transactions, retain shares representing more than fifty percent (50%) of the voting power of the surviving entity of such transaction or series of related transactions.”

(c)              The definition of “First Interest Only Extension Conditions” is hereby amended by deleting such definition in its entirety.

(d)              The definition of “Prepayment Charge” is hereby amended by deleting such definition in its entirety.

(e)             The definition of “Secured Obligations” is hereby amended by deleting the phrase “and the Prepayment Charge” where it appears therein.

(f)              Section 2.1(d) is hereby amended by deleting the second sentence thereof in its entirety and inserting the following in replacement thereof:

“Borrower shall repay the aggregate Term Loan principal balance that is outstanding on the day immediately preceding the Amortization Date, in equal monthly installments of principal and interest (mortgage style), based upon an amortization schedule having a number of monthly installments equal to the number of full months from the Amortization Date to the Term Loan Maturity Date, with such amortization beginning on the Amortization Date and continuing on the first Business Day of each month thereafter until the Secured Obligations (other than inchoate indemnity obligations) are repaid.”

(g)             Section 2.4 is hereby amended by deleting such section in its entirety and inserting the following in replacement thereof:

“Prepayment. At its option, Borrower may at any time prepay all or a portion of the outstanding Advances by paying the entire principal balance (or such portion thereof), all accrued and unpaid interest thereon. Borrower shall prepay the outstanding amount of all principal and accrued interest through the prepayment date upon the occurrence of a Change in Control.”

(h)             Section 10.1(i) is hereby amended by deleting the phrase “together with a Prepayment Charge” where it appears therein.

5.              CONDITIONS. Without in any manner limiting the other requirements contained herein, the effectiveness of this Agreement is expressly contingent upon satisfaction, as determined by Lender and Agent, of each of the following:

(a) This Agreement shall have been executed and delivered by Borrower to Agent;

(b) The receipt by Lender of the amounts set forth in Section 3(a); and

(c)              Borrower shall have delivered to Agent such other documents and completed such other matters as Agent may reasonably deem necessary or appropriate.

6.              ADDITIONAL DOCUMENTS AND FUTURE ACTIONS. Borrower will, at its sole cost, take such actions and provide Agent from time to time with such agreements, joinder agreements, security agreements, financing statements and additional instruments, documents or information as Agent may in its discretion deem reasonably necessary or advisable to perfect, protect, maintain or enforce the security interests in the Collateral, to permit Agent to protect or enforce its interest in the Collateral, or to carry out the terms of this Agreement.

7.              REPRESENTATIONS AND WARRANTIES. Except as otherwise noted or stated in this Agreement, Borrower does hereby represent and warrant, which representations and warranties shall survive until all Secured Obligations and all other obligations of the Borrower to Agent and Lender are paid and satisfied in full, as follows:

(a)              Immediately after giving effect to this Agreement the representations and warranties contained in the Loan Documents are true, accurate and complete in all material respects as of the date hereof (except to the extent such representations and warranties relate to an earlier date, in which case they are true and correct as of such date);

(b)             The Borrower has the corporate power and authority to execute and deliver this Agreement and the performance by Borrower of its obligations hereunder have been duly authorized by all requisite corporate action by Borrower;

(c)              The execution and delivery by Borrower of this Agreement and the performance by Borrower of its obligations under this Agreement is the binding obligation of the Borrower, enforceable against it in accordance with its terms;

(d)              As of the date hereof, it has no defenses against the payment of the Secured Obligations. Borrower acknowledges that Agent and Lender have acted in good faith and have conducted in a commercially reasonable manner its relationship with Borrower in connection with this Agreement and the Loan Documents;

(e)              Borrower represents that other than with respect to the current pay period, all outstanding Personal Statutory Liabilities have either been paid in full as of the date of this Agreement or will be paid in full at the end of the current pay period. As used in this Agreement, “Personal Statutory Liabilities” means liabilities of the Borrower for payroll, and withholding Taxes relating thereto, for which individuals associated with Borrower have statutory personal liability under applicable law; and

(f)              There exist no outstanding liens, judgments, pending suits or other matters of record that would adversely affect the ability of Borrower to perform its obligations under the Loan Documents.

8.              EVENT OF DEFAULT UNDER LOAN AGREEMENT.

(a)              Any failure by Borrower to perform any obligation under this Agreement shall constitute an Event of Default under the Loan Agreement. Notwithstanding anything to the contrary in the Loan Documents, any breach or default of the covenants set forth in Section 3(a) or 3(c) of this Agreement shall be an immediate Event of Default for which no cure period will apply.

(b)              If Agent exercises control over the Wells Fargo Accounts in connection with the exercise of its remedies in connection with an Event of Default under the Loan Agreement, Agent agrees to apply up to $100,000 of the then-remaining funds in the Wells Fargo Accounts towards the payment of any then-outstanding Personal Statutory Liabilities consisting of current basic payroll for the pay period in which Agent exercises control over the Wells Fargo Accounts and withholding taxes relating thereto, in each case to the extent such amounts are conclusively determined to be Personal Statutory Liabilities under applicable law. For the avoidance of doubt, (i) the payment of Personal Statutory Liabilities in the foregoing sentence shall be strictly limited to the items set forth therein and in no event shall include liabilities for any other amounts owed to or on account of the Borrower’s employees, including without limitation accrued vacation time, paid time off, severance pay, sick pay, and travel and expense reimbursement obligations, and (ii) the obligation of Agent set forth in this Section 8(b) shall be limited solely to up to $100,000 of the funds in the Wells Fargo Accounts at the time Agent takes control of such account, and shall otherwise be non-recourse to the Agent and the Lender.

9.              RELEASE. In order to induce Agent and Lender to enter into this Agreement, Borrower does hereby agree as follows:

(a)              Release. Borrower hereby fully, finally and forever acquit, quitclaim, release and discharge Agent and Lender and their respective officers, directors, employees, agents, successors and assigns of and from any and all obligations, claims, liabilities, damages, demands, debts, liens, deficiencies or cause or causes of action to, of or for the benefit (whether directly or indirectly) of Borrower, at law or in equity, known or unknown, contingent or otherwise, whether asserted or unasserted, whether now known or hereafter discovered, whether statutory, in contract or in tort, as well as any other kind or character of action now held, owned or possessed (whether directly or indirectly) by Borrower on account of, arising out of, related to or concerning, whether directly or indirectly, proximately or remotely (i) the negotiation, review, preparation or documentation of the Loan Documents or any other documents or agreements executed in connection therewith, (ii) the administration of the Loan Documents, (iii) the enforcement, protection or preservation of Agent’s and Lender’s rights under the Loan Documents, or any other documents or agreements executed in connection therewith, (iv) the negotiation, review, preparation and documentation of this Agreement or any other documents or agreements executed in connection herewith, and/or (v) any action or inaction by Agent or Lender in connection with any such documents, instruments and agreements.

Borrower acknowledges having read and understood and hereby waives the benefits of Section 1542 of the California Civil Code, which provides as follows (and hereby waives the benefits of any similar law of the state that may be applicable):

“A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.”

Borrower acknowledges that the foregoing provisions of Section 9(a) are intended to be a general release with respect to the matters described therein. Borrower does hereby expressly acknowledge and agree that the waivers and releases contained in this Agreement shall not be construed as an admission of and/or the existence of any claims of Borrower against Agent or Lender. Borrower does hereby acknowledge and agree that the value to Borrower of this Agreement and of the covenants and agreements on the part of Lender contained in this Agreement substantially and materially exceeds any and all value of any kind or nature whatsoever of any claims or liabilities waived or released by Borrower hereunder.

10.           WAIVER. Subject to the performance by Borrower of all of the terms of this Agreement, Lender and Agent hereby agree that, upon the effectiveness of this Agreement, (i) the Notice Letters are hereby rescinded and (ii) any and all known Events of Default existing as of the date hereof, and any and all rights and remedies in respect thereof, shall automatically be waived and have no further force and effect. This waiver is specific as to content and time and shall not constitute a waiver of any default or breach of any other terms in the Loan Agreement or any other documents signed by Borrower in favor of Lender and/or Agent arising on or after the date hereof.

11.           NO COURSE OF DEALING. Borrower does hereby acknowledge and agree that effective as of the date hereof any waiver or implied waiver by Agent or Lender of any obligation or covenant of Borrower under the Loan Documents is expressly terminated and rescinded (except as expressly provided herein to the contrary, including, without limitation Section 10) and that Borrower is obligated to, and is expected by Agent and Lender to, perform and comply with all of such obligations and covenants as provided in the Loan Documents.

12.           TIME OF ESSENCE. Time is of the essence of this Agreement.

13.           INCONSISTENCIES. To the extent of any inconsistency between the terms and conditions of this Agreement and the terms and conditions of the Loan Documents, the terms and conditions of this Agreement shall prevail. All terms and conditions of the Loan Documents not inconsistent herewith shall remain in full force and effect and are hereby ratified and confirmed by Borrower.

14.           BINDING EFFECT. This Agreement and all rights and powers granted hereby will bind and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

15.           INCORPORATION BY REFERENCE. The provisions of Section 11 of the Loan Agreement shall be deemed incorporated by reference herein, mutatis mutandis.

16.           HEADINGS. The headings of the Articles, Sections, paragraphs and clauses of this Agreement are inserted for convenience only and shall not be deemed to constitute a part of this Agreement.

17.           ENTIRE AGREEMENT. This Agreement constitutes the entire agreement among the parties hereto concerning the subject matter set forth herein and supersedes all prior or contemporaneous oral and/or written agreements and representations not contained herein concerning the subject matter of this Agreement.

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IN WITNESS WHEREOF, the parties have caused this Second Amendment to Loan and Security Agreement to be executed the day and year first above written.

BORROWER:

MOTIF BIOSCIENCES INC.

By:
	Name:	Graham G. Lumsden
	Title:	Chief Executive Officer

AGENT AND LENDER:

HERCULES CAPITAL, INC.

By:
Name:
Title:

IN WITNESS WHEREOF, the parties have caused this Second Amendment to Loan and Security Agreement to be executed the day and year first above written.

BORROWER:

MOTIF BIOSCIENCES INC.

By:
Name:
Title:

AGENT AND LENDER:

HERCULES CAPITAL, INC.

By: